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                           August 25, 2023

       David Boulette
       Chief Executive Officer
       Eva Live Inc.
       1800 Century Park East, Suite 600
       Los Angeles, CA 90067

                                                        Re: Eva Live Inc.
                                                            Amendment No. 1 to
Registration Statement on Form S-1
                                                            Filed August 11,
2023
                                                            File No. 333-273162

       Dear David Boulette:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 3, 2023 letter.

       Amendment No. 1 to Registration Statement on Form S-1

       Risk Factors, page 6

   1. We note your your response to our prior comment 9 and your statement on page 18 that
                                                        "[the] company   s
financial health is highly dependent on [its] top customers." Please include a risk factor
addressing the material revenue concentration among your top three customers and the
risks that this poses to investors.
 David Boulette
FirstName  LastNameDavid Boulette
Eva Live Inc.
Comapany
August 25, NameEva
           2023     Live Inc.
August
Page 2 25, 2023 Page 2
FirstName LastName
We have a limited history of operations..., page 7

2. We are unable to find responsive disclosure to our prior comment 5 and reissue the
         comment. We note your risk factor on page 7 stating    we have yet to
generate revenues.
         However, your financial statements show revenues for both the fiscal years ended
         December 31, 2021, and 2022. Please revise or advise.
Management's discussion and analysis of financial condition and results of operations, page 11

3. We note your response to our prior comment 11. For each metric provided, please define the metric, describe how it is used, and provide the formula for calculating it. Your revised description should avoid the use of caveats and vague terms.
4. We note that EBIDTA is a non-GAAP financial measure. Please include this metric under a separate heading identifying it as non-GAAP and provide the appropriate reconciliation to the comparable GAAP financial measure with equal or greater prominence. Refer to
         Item 10(e) of Regulation S-K.
Financial Statements, page F-1

5. Please provide updated financial statements and related disclosures as required by Rule 8-
         08 of Regulation S-X.
Consolidated Balance Sheets, page F-4

6. When the "Commitments and contingencies" caption is included on the balance sheet, the amount column should be left blank and not indicated with a dash (-) since the dash might be interpreted to mean that there are neither commitments nor contingent liabilities.
Consolidated Statements of Cash Flows, page F-7

7. We are unable to find responsive disclosure to our prior comment 15 and reissue the comment. Please revise the investing and financing sections to only present cash flow activity. We refer you to ASC 230-10-45-10 to 45-15. In this regard, we note that you present the business acquisitions (acquisition of Evamedia and AdFlare) as a use of cash when these transactions were paid with equity securities (i.e., noncash). Further, you disclose cash flows attributable to those equity securities issued to consummate those transactions, however, it does not appear as you received cash proceeds. Please ensure that you properly present non-cash activities in accordance with ASC 230-10-50-3 to 50-
         6.
Note 1. Business Description and Nature of Operations
Evamedia Corp. Acquisition, page F-8

8. We note the revised disclosures made in response to our prior comment 16, however, we request that you provide a detailed analysis of your identification of the accounting acquirer. Refer to ASC 805-10-55-10- to 55-15. In this regard, tell us how you concluded
 David Boulette
Eva Live Inc.
August 25, 2023
Page 3
      that "the relative voting rights in the combined entity" indicated that you were the acquirer when EvaMedia Corp. obtains over 99% of the shares of common stock outstanding due to the acquisition. Further, identify each management member and the board of director members that you believe supports your conclusion including the length of time each group will contractual hold such positions. In addition, please describe your operating status prior to acquiring EvaMedia Corp. to indicate whether you activities qualify as a business at the time of this acquisition.
Revenue recognition policy, page F-13

9. We note your response to our prior comment 17 and your disclosure on page F-13 and F-
      14. Please tell us how you considered the guidance in ASC 606-10-55-89 through 55-91 regarding presentation of disaggregated revenues.
Website and Software Development Costs, page F-16

10. We note your response to our prior comment 18 and your disclosure on page F-16. Please explicitly clarify whether both of the following criteria are met: (1) The customer has the contractual right to take possession of the Eva Platform at any time during the hosting period without significant penalty and (2) It is feasible for the customer to either run the
      Eva Platform on its own hardware or contract with another party unrelated to the vendor to host the software. Please refer to ASC 985-20-15-5.
       You may contact Becky Chow, Senior Staff Accountant, at (202) 551-6524 or Stephen
Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Austin Pattan, Staff
Attorney, at (202) 551-6756 or Jeff Kauten, Staff Attorney, at (202) 551-3447 with any other questions.



                                                            Sincerely,
FirstName LastNameDavid Boulette
                                                            Division of
Corporation Finance
Comapany NameEva Live Inc.
                                                            Office of
Technology
August 25, 2023 Page 3
cc:       William B. Barnett
FirstName LastName